Exhibit 99.4

NICE Actimize Receives “Best MiFID II Trading Solution for
US Clients” Award From Pageant Media Marking Fifth
Consecutive Year of Wins

NICE Actimize solutions address major requirements of MiFID II compliance, including trade reconstruction, voice recording and detection of market abuse

Hoboken, NJ, February 7, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has received its fifth consecutive year of wins for its leadership in compliance solutions from Fund Technology and Wall Street Letter, publications of Pageant Media, receiving this year’s “Best MiFID II Solution for US Clients” award for its advancements in surveillance solutions that support the unique requirements of MiFID II regulations. The Markets in Financial Instruments Directive II (MiFID II) recently marked its one-year anniversary.

The 2019 Fund Technology and WSL Awards, now in its eighth year, recognizes the efforts of technology providers, data specialists and exchanges toward exceptional customer service and innovative product development across the needs of the wider asset management community. This year’s panel of judges included leading industry consultants and analysts.

“It has been a little more than one year since MiFID II was enacted, further shifting the emphasis from simply detecting and investigating market abuse, to that of market integrity and removing any opportunity for non-compliant behavior. We thank Pageant Media’s expert panel of judges for recognizing NICE Actimize’s commitment to product innovation, specifically our Holistic Trade Surveillance and Recording technologies,” said Craig Costigan, CEO, NICE Actimize. “We will continue our commitment to innovation across our financial markets compliance roadmap to bring further benefits to our customers and address the complexities of this regulation.”

NICE Actimize’s core product solutions supporting MiFID II compliance include:
•
NICE Trading Recording (NTR) and NICE COMPASS Compliance Assurance: With MiFID II, firms must ensure recording of all regulated employees, communication channels and devices, including mobile phones, and be able to easily prove they are being successfully recorded and retained. NICE Trading Recording with NICE COMPASS accomplishes this through automated recording check, call extraction, provisioning and reporting

•
NICE Actimize Trade Reconstruction:  MIFID II requires that firms reconstruct and produce when requested a complete trade timeline, including all trade-related communications and data, from all the constituent parts of the deal. NICE Actimize Trade Reconstruction makes this possible in just minutes with the click of a mouse.

•
NICE Actimize Holistic Surveillance: MiFID II refers to the Market Abuse Regulation (MAR) which requires firms to be able to provide evidence that they can detect behavior that may have relevance in terms of market abuse and this evidence must be readily available to regulatory investigation if requested. NICE Actimize Holistic Surveillance solution accomplishes this by analyzing both market data and 100% of all conversations across all communication channels including email, chat, text messages, social media, and even voice. It accurately pinpoints risky communications and insider threats, while reducing false positives by more than 50%.

NICE Actimize’s four consecutive compliance solutions awards from Pageant Media include accolades for “Most Innovative Use of Technology,” and for “For Best Compliance Solutions” on behalf of its surveillance and other compliance solutions in 2015, 2016, 2017, and 2018.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000,
Cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.